Exhibit 99.1

EXECUTION VERSION

MAG SILVER CORP.

US$50,000,000

COMMON SHARES

SALES AGREEMENT

June 29, 2020

Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, Massachusetts 02110

BMO Capital Markets Corp.

3 Times Square, 28th Floor,

New York, New York 10036

H.C. Wainwright & Co., LLC

430 Park Avenue, 3rd Floor

New York, New York 10022

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

TD Securities (USA) LLC

31 W. 52nd Street, 2nd Floor,

New York, New York 10019

Ladies and Gentlemen:

MAG Silver Corp. (the “Company”), confirms its agreement (this “Agreement”) with Raymond James & Associates, Inc. (the “Lead Agent”), Canaccord Genuity LLC (“Canaccord,” and together with the Lead Agent, the “Selling Agents”), BMO Capital Markets Corp. (“BMO”), H.C. Wainwright & Co., LLC (“Wainwright”), Roth Capital Partners, LLC (“Roth”) and TD Securities (USA) LLC (“TD”) (each of the Lead Agent, Canaccord, BMO, Wainwright, Roth and TD individually an “Agent” and collectively, the “Agents”) as follows:

1.	Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through either Selling Agent, acting as agent and/or principal, common shares, no par value, of the Company (the “Common Shares”), having an aggregate offering price of up to US$50,000,000. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Common Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agents shall have no obligation in connection with such compliance. The issuance and sale of Common Shares through the Agents will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the United States Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue the Common Shares.

The Company has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) in accordance with the applicable securities laws of each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the securities regulatory authorities (“Canadian Qualifying Authorities”) in each of the Qualifying Jurisdictions (collectively, “Canadian Securities Laws”), a preliminary short-form base shelf prospectus, dated April 9, 2020, in respect of offers and sales, from time to time, of up to US$250,000,000 of certain securities of the Company, including Common Shares (collectively, the “Shelf Securities”) and a final short-form base shelf prospectus, dated April 23, 2020, in respect of offers and sales, from time to time, of the Shelf Securities; the Reviewing Authority has issued a receipt (a “Receipt”) as the principal regulator under Multilateral Instrument 11-102 Passport System, which Receipt evidences that the Ontario Securities Commission has issued a receipt in respect of the final base shelf prospectus and each of the other Canadian Qualifying Authorities is deemed to have issued a Receipt under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of each such short-form base shelf prospectus (the final short-form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority on or before the date of this Agreement for which a Receipt has been obtained, is hereinafter referred to as the “Canadian Base Prospectus”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement relating to the Common Shares to be issued and sold pursuant to this Agreement to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws in the form furnished by the Company to the Agents; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has prepared and filed with the Commission, in accordance with the provisions of the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”) and the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-237807), including the U.S. Base Prospectus (as defined below), relating to the Shelf Securities (such registration statement, as amended when it became effective, including all documents and exhibits filed as part thereof or incorporated by reference therein, is herein referred to as the “Registration Statement”). The Company has also filed with the Commission an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. As used herein, “U.S. Base Prospectus” means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the Shelf Securities contained in the Registration Statement at the time the Registration Statement became effective; “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the Common Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10 in connection with a public offering or sale of Common Shares pursuant hereto, in the form furnished by the Company to the Agents; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (“Rule 433”) relating to the Common Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy of such documents filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy of such documents filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

2.	Placements. Each time that the Company wishes to issue and sell the Common Shares hereunder (each, a “Placement”), it will notify a Selling Agent, determined in the sole discretion of the Company (the “Designated Agent”), by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Common Shares to be sold, which shall at a minimum include the number of Common Shares to be issued (the “Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Common Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the Designated Agent set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by the Designated Agent unless and until (i) in accordance with the notice requirements set forth in Section 4, the Designated Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares thereunder have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 11. The amount of any discount, commission or other compensation to be paid by the Company to the Agents in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Designated Agent and the Designated Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.	Sale of Placement Shares by the Agents.

(a)	Subject to the terms and conditions herein set forth, upon the Company’s delivery of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Designated Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the NYSE American LLC (“NYSE American”) to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Designated Agent will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the volume-weighted average price of the Placement Shares sold, and the Net Proceeds (as defined below) payable to the Company. Subject to the terms of a Placement Notice, the Designated Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market distribution” under NI 44-102, including without limitation sales made through the NYSE American, on any other existing trading market for the Common Shares in the United States. If expressly authorized by the Company in a Placement Notice, the Designated Agent may also sell Placement Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the NYSE American and the Toronto Stock Exchange (the “TSX”) and subject to applicable laws including NI 44-102. The Designated Agent shall not purchase Placement Shares for its own account as principal unless expressly authorized to do so by the Company in a Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Designated Agent will be successful in selling Placement Shares, and (ii) the Designated Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Designated Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as required under this Section 3. For the purposes hereof, “Trading Day” means any day on which Common Shares are purchased and sold on the principal market on which the Common Shares are listed or quoted in the United States.

(b)	The Company agrees that any offer to sell, any solicitation of an offer to buy, or any sales of Placement Shares shall only be effected by or through one Agent on any single given day, and the Company shall in no event request that more than one Agent sell Placement Shares on the same day.

4.	Suspension of Sales.

(a)	The Company or the Designated Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares, and (iii) the Agents shall not be obligated to sell or offer to sell any Placement Shares.

(c)	If either the Designated Agent or the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) are not satisfied with respect to the Common Shares, it shall promptly notify the other party, and sales of the Placement Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

5.	Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date” and the first such settlement date, the “First Delivery Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the Designated Agent at which such Placement Shares were sold, after deduction for the Agent’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof.

(b)	Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Designated Agent’s or its designee’s account (provided the Designated Agent shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. On each Settlement Date, the Designated Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver duly authorized Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution) hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 9(a) herein, the Company shall not be obligated to pay to the Agents any commission, discount or other compensation on any Placement Shares that are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on the NYSE American or (ii) a material disruption in securities settlement or clearance services in the United States.

6.	Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each of the Agents that as of the date of this Agreement and as of each Applicable Time (as defined in Section 21(a)):

(a)	Compliance with Registration Requirements.

(i)	At the time the Company filed the Canadian Base Prospectus, the Company was eligible to file a short-form base shelf prospectus with the Reviewing Authority. The Reviewing Authority has issued a Receipt in respect of the Canadian Base Prospectus. No order suspending the distribution of the Common Shares or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been instituted or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with in all material respects.

(ii)	The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied, to the Commission’s satisfaction, with all requests of the Commission for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been initiated or are pending or, to the best of the Company’s knowledge are contemplated or threatened by the Commission, and any request made to the Company on the part of the Commission for additional information has been complied with.

(iii)	Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference into the Canadian Prospectus or any amendment or supplement thereto complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws.

(b)	No Misstatement or Omission.

(i)	The U.S. Prospectus when filed complied and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied and, as of each Settlement Date, if any, will comply in all material respects with the Securities Act and did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to an Agent furnished to the Company in writing by such Agent expressly for use therein.

(ii)	The Canadian Prospectus when filed complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact (as defined in the Securities Act (British Columbia)) or omit to state a material fact (as defined in the Securities Act (British Columbia)) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each of the Settlement Dates, if any, will, contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to an Agent furnished to the Company in writing by such Agent expressly for use therein.

(c)	Offering Materials Furnished to the Agents. If requested, the Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus and the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested.

(d)	Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Agents’ distribution of the Placement Shares, any offering material in connection with the offering and sale of the Placement Shares other than the Prospectuses or the Registration Statement.

(e)	The Sales Agreement. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(f)	Authorization of the Common Shares. The Placement Shares, when issued and delivered, will be duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to and in accordance with the terms of this Agreement and the related Placement Notice, will be duly authorized, validly issued, fully paid and non-assessable. The Placement Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(g)	Independent Accountants. Deloitte LLP, Chartered Professional Accountants, who has expressed its opinion with respect to the annual audited financial statements of the Company for the years ended December 31, 2019 and 2018 (which term as used in this Agreement includes the related notes thereto), is an independent registered public accounting firm as required by the Securities Act, the Exchange Act, applicable Canadian Securities Laws and the applicable rules and regulations adopted by the Public Company Oversight Board (United States).

(h)	Good Standing of the Company. The Company is a corporation existing under the laws of British Columbia, is current and up-to-date with all material filings required to be made, and has the corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case as described in the Prospectuses, and to enter into, deliver and perform its obligations under this Agreement, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(i)	Good Standing of Material Subsidiaries. The Company’s material subsidiaries are listed in Schedule 4 hereto (collectively, the “Material Subsidiaries”), which schedule is true, complete and accurate in all respects. Each of the Material Subsidiaries is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule 4, is current and up-to-date with all material filings required to be made and has the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case as described in the Prospectuses, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. All of the issued and outstanding shares in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and are, except as set forth in the Prospectuses, directly or indirectly beneficially owned by the Company, free and clear of any liens; and none of the outstanding shares of the capital stock of any Material Subsidiary was issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. Other than dilution in accordance with the terms and conditions of the shareholders agreement in respect of Minera Juanicipio dated October 10, 2005, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any capital stock of any Material Subsidiary. No act or proceeding has been taken by or against any Material Subsidiary in connection with its liquidation, winding-up or bankruptcy.

(j)	Share Capital of Material Subsidiaries. The share capital of the Material Subsidiaries as set forth in Schedule 4 hereto is true and correct.

(k)	Non-Material Subsidiaries. There are no subsidiaries of the Company other than the Material Subsidiaries, 1190298 B.C. Ltd., 0928293 B.C. Ltd., 0890887 B.C. Ltd., 0892249 B.C. Ltd., Dsub0890887 Cooperatief U.A., STPF B.V., 0891512 B.C. Ltd., Minera Sierra Vieja S.A. de C.V., Minera Pozo Seco S.A. de C.V., DTM USA, Inc., and F3 Gold USA, Inc. (collectively, the “Subsidiaries” and each, a “Subsidiary”). Each of 1190298 B.C. Ltd., 0890887 B.C. Ltd., 0892249 B.C. Ltd., Dsub0890887 Cooperatief U.A., STPF B.V., 0928293 BC. Ltd., 0891512 B.C. Ltd., Minera Sierra Vieja S.A. de C.V., Minera Pozo Seco S.A. de C.V., DTM USA, Inc., and F3 Gold USA, Inc. do not hold any material assets or carry on any material business.

(l)	Authorized and Issued Capital. The authorized capital of the Company consists of an unlimited number of Common Shares without par value of which 91,193,360 Common Shares were issued and outstanding as of June 29, 2020 as fully paid and non-assessable shares in the capital of the Company.

(m)	Options and Warrants. Other than as disclosed in the Prospectuses, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries other than 1,432,956 incentive stock options of the Company issued and outstanding as of the date hereof, 626,017 deferred share units of the Company issued and outstanding as of the date hereof, and 306,717 restricted and performance share units of the Company issued and outstanding as of the date hereof.

(n)	Placement Shares are Listed. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed and posted for trading on the TSX and NYSE American, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the TSX or the NYSE American, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, TSX or the NYSE American is contemplating terminating such registration or listing. The Company is not in default of its listing requirements on the TSX and NYSE American and the Placement Shares shall either have been (i) approved for listing on NYSE American, subject only to notice of issuance, and conditionally approved for listing on the TSX or (ii) the Company shall have filed an application for listing of the Placement Shares on the TSX and NYSE American at, or prior to, the issuance of any Placement Notice.

(o)	Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Company and does not conflict with any Canadian Securities Laws, or any United States securities laws, including, without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder (collectively, “Applicable Securities Laws”) and complies with the rules and regulations of the TSX and NYSE American.

(p)	Placement Shares Qualified Investments. The Placement Shares will, at the time they are issued, be qualified investments under the Income Tax Act (Canada) (the “ITA”), as amended, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, tax-free savings accounts and registered disability savings plans (each as defined in the ITA), subject to the specific provisions of any such plan, provided for greater certainty, that no representation is made as to whether the Placement Shares will be “prohibited investments” for any such trust.

(q)	Transfer Agent. Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario has been duly appointed as the registrar and the transfer agent for the Common Shares and, through its offices in Golden, Colorado, Computershare Trust Company, N.A. has been duly appointed as the U.S. registrar and transfer agent for the Common Shares.

(r)	Absence of Rights. Other than under the Company’s stock option plan, deferred share unit plan, share unit plan and shareholder rights plan, in each case as described in the Prospectuses, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Company or any other agreement or option for the issue or allotment of any unissued shares of the Company or any other security convertible into or exchangeable for any such shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Company; no holder of securities of the Company has any rights to require registration or qualification under Applicable Securities Laws, of any security of the Company in connection with the offer and sale of the Placement Shares.

(s)	Continuous Disclosure. The Company is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX and the NYSE American and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Company and the Subsidiaries (taken as a whole) since March 31, 2020, which has not been publicly disclosed on a non-confidential basis; the information and statements in any interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Prospectuses (the “Documents Incorporated by Reference”) were true and correct in all material respects at the time such documents were filed on SEDAR and contained no misrepresentation as of the respective dates of such information and statements, and, when read together with the other information in the Prospectuses, at the Applicable Times and the Settlement Dates, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; the Documents Incorporated by Reference conformed in all material respects to Canadian Securities Laws at the time such documents were filed on SEDAR; and the Company has not filed any confidential material change reports which remain confidential as at the date hereof.

(t)	Financial Statements. The financial statements filed on SEDAR that are incorporated by reference in the Registration Statement and included in the Prospectuses (the “Financial Statements”);

(i)	present fairly, in all material respects, the financial position of the Company on a consolidated basis and the statements of loss and comprehensive loss, changes in equity, and cash flows on a consolidated basis for the periods specified in such Financial Statements;

(ii)	have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time, (“IFRS”), applied on a consistent basis throughout the periods involved unless otherwise disclosed therein; and

(iii)	do not contain any material misrepresentation, with respect to the periods covered by the Financial Statements.

(u)	Financial Books And Records. The books and records of the Company and the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded in all material respects; and except as disclosed in the Prospectuses:

(i)	the Company and the Subsidiaries are not indebted to any of their respective directors or officers (collectively the “Principals”), other than on account of director’s fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the ITA);

(ii)	none of the Principals or shareholders of the Company is indebted to the Company, on any account whatsoever; and

(iii)	the Company and the Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever.

(v)	Accounting Policies. There has been no material change in accounting policies or practices of the Company or its Subsidiaries since March 31, 2020, except as has been disclosed in the Prospectuses.

(w)	Liabilities. Other than as disclosed in the Prospectuses, neither the Company nor any of the Subsidiaries has any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business.

(x)	Assets. The Company and its Material Subsidiaries, as the case may be, have the right in respect of all assets described in the Prospectuses as owned by them or over which they have rights free and clear of liens save and except as otherwise disclosed in the Prospectuses.

(y)	Compliance, Generally. The Company and each of the Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and assets are owned, leased or operated.

(z)	Mining Rights. Other than as set out in the Prospectuses, the prospecting, exploration and mining rights, as applicable, relating to the Juanicipio property, including without limitation the property rights disclosed in Schedule 5 (the “Mining Rights”) of the Company and its Material Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material liens or charges and, other than as set out in the Prospectuses, no material royalty is payable in respect of any of them. Except as set out in the Prospectuses, no property rights other than the Mining Rights are necessary for the conduct of the Company’s or the Material Subsidiaries’ business as now conducted or proposed to be conducted in the Prospectuses; and except as set out in the Prospectuses there are no material restrictions on the ability of the Company or the Material Subsidiaries to use, transfer or otherwise exploit any such rights. The Company and its Material Subsidiaries are the holders of the Mining Rights necessary to carry on the activities of the Company and its Material Subsidiaries. The Mining Rights held by the Company and its Material Subsidiaries cover the areas required by them for such purposes.

(aa)	Technical Compliance. The Company has complied with the requirements of NI 43-101 in all material respects, including, but not limited to, the preparation and filing of technical reports and each of the technical reports filed with respect to the Juanicipio property accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there have been no material adverse changes to such information.

(bb)	Mineral Information. The information set forth in the Prospectuses relating to the estimates of the mineral resources and reserves of the Juanicipio property has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and the method of estimating the mineral resources and reserves has been verified by mining experts and the information upon which such estimates were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof.

(cc)	Mexican Mineral Laws. The Company and each of the Material Subsidiaries are in material compliance with applicable laws of the Mexican Republic. Other than as set out in the Prospectuses, the Company is not aware of any circumstances which could reasonably be expected to lead to the suspension or cancellation of any mining claims or other prospecting rights, including, without limitation, as a result of any communication (oral or written) with the Mexican Public Registry of Mining.

(dd)	Environmental Laws. (a) Neither the Company nor any of the Subsidiaries is in material violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (b) except as set out in the Prospectuses, the Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are in material compliance with their requirements and (c) except as set out in the Prospectuses, there are no pending or, to the knowledge of the Company, threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of the Subsidiaries which if determined adversely would reasonably be expected to have a material and adverse effect on the business, affairs, capital, operation, permits, contractual arrangements, assets, management, condition (financial or otherwise), business prospects, financial position, shareholders’ equity, results of operations, liabilities (absolute, accrued, contingent or otherwise) or properties of the Company and its consolidated interest in the Subsidiaries, taken as a whole (any such development, a “Material Adverse Effect”).

(ee)	Possession of Licenses and Permits. Except as disclosed in the Prospectuses, the Company and the Subsidiaries possess such permits, certificates, licenses, approvals, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, exploit, use, stake or maintain the Mining Rights and to conduct the business now operated by the Company and the Subsidiaries except where the failure to possess such Governmental Licenses would not reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries are in material compliance with the terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect. Neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(ff)	Insurance. The Company and the Subsidiaries maintain insurance against loss of, or damage to, their assets on a basis consistent with reasonably prudent persons in comparable businesses; all of the policies in respect of such insurance coverage are in good standing in all material respects and not in default; neither the Company nor any Subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause.

(gg)	Material Contracts. All of the material contracts and agreements of the Company and of the Subsidiaries (collectively the “Material Contracts”) have been disclosed in the Prospectuses. Neither the Company nor any Subsidiary has received notification from any party claiming that the Company or any Subsidiary is in breach or default under any Material Contract.

(hh)	No Material Change. Since March 31, 2020 and except as disclosed in the Prospectuses, (a) there has been no material change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and (b) there have been no transactions entered into by the Company or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries considered as one enterprise.

(ii)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental authority, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary, which is required to be disclosed in the Prospectuses. The aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Prospectuses include only ordinary routine litigation incidental to the business, properties and assets of the Company and the Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect.

(jj)	Absence of Defaults and Conflicts. Neither the Company nor any Subsidiary is in violation of its articles or by-laws or other constating documents nor in material default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any Subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or the Subsidiaries is subject (collectively, “Agreements and Instruments”). The execution, delivery and performance of this Agreement and the Prospectuses and the consummation of the transactions contemplated herein and therein and compliance by the Company with its obligations hereunder, have been duly authorized by all necessary corporate action by the Company, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien upon any property or assets of the Company or the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the articles or by-laws or other constating documents of the Company or the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any governmental authority, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or the Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or the Subsidiaries.

(kk)	No Disputes with Local, Native, Aboriginal or Indigenous Group. No dispute between the Company or its Material Subsidiaries and any local, native, aboriginal or indigenous group exists or, to the knowledge of the Company or its subsidiaries, is threatened or imminent that could reasonably be expected to have a Material Adverse Effect.

(ll)	Labour. No material labour dispute with the employees of the Company or the Subsidiaries currently exists or, to the knowledge of the Company, is imminent. Neither the Company nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or the Subsidiaries.

(mm)	Absence of Further Requirements. Except as noted herein, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, or the consummation of the transactions contemplated by this Agreement, except such as have been or will be obtained under Applicable Securities Laws.

(nn)	Taxes. All tax returns, reports, elections, remittances and payments of the Company and the Material Subsidiaries required by applicable law to have been filed or made in each applicable jurisdiction, have been filed or made (as the case may be) and are substantially true, complete and correct in all material respects and all material taxes of the Company and of the Material Subsidiaries as of the end of the period reported on by the Financial Statements have been paid or accrued in the Financial Statements (and any such accrual is adequate to meet any assessments and related liabilities in respect of the underlying period).

(oo)	No Acquisition or Disposition. The Company has not completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectuses pursuant to Applicable Securities Laws.

(pp)	No Loans. Other than as set out in the Prospectuses, neither the Company nor the Subsidiaries have made any material loans to or guaranteed the material obligations of any person.

(qq)	Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(rr)	Stock Exchange and Commission Compliance. Neither the Commission, the Review Authority or any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company or the use of the Prospectuses and no proceedings for such Company have been instituted or are pending or, to the knowledge of the Company, are contemplated.

(ss)	Minute Books and Records. The minute books and records of the Company and the Material Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Company for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Company and the Material Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company and the Material Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company.

(tt)	Reporting Issuer Status. As at the date hereof, the Company is a “reporting issuer” in each of the Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such jurisdictions and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by any of the securities commissions of such jurisdictions.

(uu)	Purchase and Sales. Other than as disclosed in the Prospectuses, neither the Company nor the Subsidiaries has approved, has entered into any agreement in respect of, and has any knowledge of:

(i)	the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares, or otherwise;

(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Company) of the Company; or

(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company or the Material Subsidiaries.

(vv)	Employee Plans. The Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(ww)	No Dividends. During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or securities or agreed to do any of the foregoing.

(xx)	No Reportable Event. There has not been a “reportable event” (within the meaning of NI 51-102) with the present auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(yy)	System of Internal Control. The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Company assessed internal control over financial reporting of the Company as of December 31, 2019 and concluded internal control over financial reporting was effective as of such date. Since the date of the Financial Statements, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s is not aware of any material weaknesses in its internal control over financial reporting.

(zz)	System of Disclosure Control. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Management of the Company assessed its disclosure controls as of December 31, 2019 and concluded such disclosure controls and procedures were effective as of December 31, 2019.

(aaa)	Action to Manipulate Price. Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any of the Company’s affiliates, has taken, nor will the Company, any Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(bbb)	Unlawful Payment. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has (i) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Company and each of its Subsidiaries have conducted their businesses in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ccc)	Registration Under Investment Company Act of 1940. The Company is not and, after receipt of payment for the Placement Shares will not be, required to be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(ddd)	US Sanctions. Neither the Company, any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(eee)	No Other Fees Payable. Other than the Agents pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the transactions contemplated by this Agreement.

(fff)	Cybersecurity. (i)(x) Except as described in the Prospectuses, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(ggg)	No Reliance. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

Any certificate signed by an officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed to be a representation and warranty by the Company to the Agents as to the matters set forth therein.

The Company acknowledges that each of the Agents and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

7.	Covenants of the Company. The Company covenants and agrees with each of the Agents that:

(a)	Filing of Prospectuses. The Company will prepare the Prospectuses in a form approved by the Agents and will (i) file the Canadian Prospectus with the Reviewing Authority in accordance with applicable Canadian Securities Laws no later than the Reviewing Authority’s close of business on the date of this Agreement and (ii) file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 within one business day of the filing of the Canadian Prospectus with the Reviewing Authority.

(b)	Amendments. After the date of this Agreement and during any period in which the U.S. Prospectus relating to any Placement Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement, other than documents incorporated by reference, has been filed with any Canadian Qualifying Authority or the Commission, as applicable, and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a Prospectus has been filed and of any request by any Canadian Qualifying Authority or the Commission for any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for additional information; (ii) the Company will not file any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus, other than documents incorporated by reference, relating to the Placement Shares unless a copy thereof has been submitted to the Agents within a reasonable period of time before the filing and the Agents have not reasonably objected thereto (provided, however, that the failure of the Agents to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement) and the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus, except for those documents available via SEDAR or EDGAR; and (iii) the Company will cause each amendment or supplement to the Canadian Prospectus, other than documents incorporated by reference, to be filed with Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws and will cause each amendment or supplement to the U.S. Prospectus, other than documents incorporated by reference, to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10.

(c)	Notice of Orders. The Company will advise the Agents, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any order suspending the use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement, of the suspension of the qualification or distribution of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any other order suspending the qualification or distribution of the Placement Shares or to obtain its withdrawal if such an order should be issued.

(d)	Delivery of Prospectus; Subsequent Changes. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by Canadian Securities Laws and the Securities Act, as from time to time in force, and will file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to applicable Canadian Securities Laws or pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act. If during such period any event occurs as a result of which any Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with Canadian Securities Laws or the Securities Act, as applicable, the Company will promptly notify the Designated Agent to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Canadian Base Prospectus, the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(e)	Listing of Placement Shares. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on the TSX and the NYSE American and to qualify the Placement Shares for sale under the securities laws of such U.S. states as the Agents reasonably designate and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(f)	Delivery of Base Prospectus, Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Canadian Base Prospectus, the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses that are filed with Canadian Qualifying Authorities or the Commission during any period in which a Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with or furnished to Canadian Qualifying Authorities or the Commission, as applicable, during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents’ request, will also furnish copies of the U.S. Prospectus to each U.S. exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to the Agents to the extent such document is available on SEDAR or EDGAR.

(g)	Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(h)	Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, will pay the following expenses all incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Canadian Base Prospectus and each amendment and supplement thereto, the Registration Statement and each amendment and supplement thereto, and each Prospectus and each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 7(e) of this Agreement, including filing fees (provided, however, that any fees or disbursements of counsel for the Agents in connection therewith shall be paid by the Agents except as set forth in (vii) below), (iv) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on NYSE American and the TSX, (v) the filing fees and expenses, if any, of the Canadian Qualifying Authorities and the Commission, (vi) the filing fees and associated legal expenses of the Agents’ outside counsel for filings with the FINRA Corporate Financing Department, such legal expense reimbursement not to exceed US$10,000 and, (vii) the reasonable fees and disbursements of the Agents’ Canadian and U.S. counsel in an amount not to exceed US$200,000 plus an additional US$15,000 per fiscal quarter of reasonable fees and disbursements of the Agents’ U.S. counsel in connection with subsequent Representation Dates (as defined below) hereunder (provided that no additional fees will be payable pursuant to this clause (vii) for any fiscal quarter following the termination of this Agreement in accordance with Section 11 hereof), provided, however, in no event shall the total compensation paid to the Agents exceed 8.0% of the gross proceeds to the Company from the sale of Placement Shares.

(i)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses in the section entitled “Use of Proceeds.”

(j)	Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for three trading days following the termination of any Placement Notice given hereunder, the Company shall provide the Agents notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to the any stock option, stock bonus or other stock plan or arrangement described in the Prospectuses, (ii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets or (iii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time provided the implementation of such is disclosed to the Agents in advance or (iv) any Common Shares issuable upon the exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding.

(k)	Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents or their agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Agents may reasonably request.

(l)	Filings Related to Placement of Placement Shares. The Company agrees to disclose in its quarterly reports, annual information form or annual financial statements/annual report on Form 40-F or 20-F the number of Placement Shares sold through the Agents and the Net Proceeds to the Company.

(m)	Representation Dates; Certificate. On or prior to the First Delivery Date hereof and each time the Company (i) files a Prospectus relating to the Placement Shares or amends or supplements the Canadian Base Prospectus, the Registration Statement or any Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus relating to the Placement Shares; (ii) files an annual report on Form 20-F or Form 40-F under the Exchange Act; (iii) files quarterly financial statements on Form 6-K under the Exchange Act; or (iv) files a report on Form 6-K containing amended financial statements under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”); the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit 7(m), within three (3) Trading Days of any Representation Date if requested by the Agents. The requirement to provide a certificate under this Section 7(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F or Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 7(m), then before the Company delivers the Placement Notice or the Designated Agent sells any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit 7(m), dated the date of the Placement Notice.

(n)	Legal Opinions. Within one (1) Trading Day of the date hereof and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause to be furnished to the Agents written opinions of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company (“Company U.S. Counsel”), and Blake, Cassels & Graydon LLP, Canadian counsel for the Company (“Company Canadian Counsel” and collectively, “Company Counsel”), or other counsel satisfactory to the Agents, in form and substance satisfactory to the Agents and their counsel, dated the date that the opinion is required to be delivered, substantially similar to the form attached hereto as Exhibit 7(n)(i) and Exhibit 7(n)(ii), respectively, modified, as necessary, to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates, counsel may furnish the Agents with a letter (a “Reliance Letter”) to the effect that the Agents may rely on a prior opinion delivered under this Section 7(n) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses, as amended or supplemented at such Representation Date).

(o)	Material Subsidiaries Opinion. Within one (1) Trading Day of the date hereof the Company shall cause to be furnished to the Agents a favourable written opinion of Company’s counsel, in form and substance satisfactory to the Agents, regarding the Material Subsidiaries, with respect to the following: (i) the incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Subsidiary, and (iii) that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties.

(p)	Mexican Counsel Opinion. Within one (1) Trading Day of the date hereof and within three (3) Trading Days of (i) each time the Company files an annual report on Form 20-F or Form 40-F under the Exchange Act, the Company shall cause to be furnished to the Agents a favourable written opinion of the Company’s Mexican counsel, in form and substance satisfactory to the Agents, regarding the Material Subsidiaries, with respect to the Company’s right to and ownership of the Juanicipio property.

(q)	Comfort Letter. Within one (1) Trading Day of the date hereof and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause its independent accountants to furnish the Agents letters (the “Comfort Letters”), dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the PCAOB and are independent with respect to the Company as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to the Agents in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(r)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Common Shares to be issued and sold pursuant to this Agreement, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(s)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that it will not be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(t)	No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agents in their capacity as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in their capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Common Shares hereunder

8.	Conditions to the Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to each Agent in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Registration Statement Effective. The Registration Statement shall be effective and shall be available for (i) all sales of Placement Shares issued pursuant to all prior Placement Notices and (ii) the sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its subsidiaries of any request for additional information from any Canadian Qualifying Authority, the Commission or any other federal, provincial or state governmental authority during the period of effectiveness of the Canadian Base Prospectus and the Registration Statement, the response to which would require any post-effective amendments or supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses; (ii) the issuance by any Canadian Qualifying Authority or the Commission or any other federal, provincial or state governmental authority of any stop order or other order suspending the use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Canadian Base Prospectus, the Registration Statement or the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Canadian Base Prospectus, the Registration Statement, the Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each of the Canadian Base Prospectus and each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and, that in the case of the Canadian Prospectus, it will contain full, true and plain disclosure of all material facts relating to the Company and the Common Shares.

(c)	No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement or any Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in any Agent’s reasonable opinion is material, or omits to state a fact that in any Agent’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)	Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company’s reports filed or furnished to the Canadian Qualifying Authorities and the Commission, (i) there shall not have been any material adverse change, on a consolidated basis, in the authorized share capital of the Company or any Material Adverse Effect or any development that could reasonably be expected to result in a Material Adverse Effect and (ii) there shall not have occurred a downgrading in, or withdrawal of, the rating assigned to the any of the Company’s debt securities by any “nationally recognized statistical rating organization,” as defined in Section 3(a)(62) of the Exchange Act and no such rating organization shall have publicly announced that it has under surveillance or review its rating of any of the Company’s debt securities.

(e)	Company Counsel Legal Opinions. The Agents shall have received the opinions of Company Counsel required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such opinion is required pursuant to Section 7(n).

(f)	Mexican Counsel Opinion. The Agents shall have received the opinion(s) required to be delivered pursuant to Section 7(p) on or before the date on which such delivery of such opinion(s) is required pursuant to Section 7(p).

(g)	Agents Counsel Legal Opinion. The Agents shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Agents, such opinion or opinions, on or before the date on which the delivery of the Company Counsel legal opinion is required pursuant to Section 7(n), with respect to such matters as the Agents may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(h)	Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 7(q) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(q).

(i)	Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(m) on or before the date on which delivery of such certificate is required pursuant to Section 7(m).

(j)	Officer’s Certificate. On or prior to the First Delivery Date, the Agents shall have received a certificate, signed on behalf of the Company by its corporate Secretary or Chief Financial Officer, in form and substance satisfactory to the Agents and their counsel.

(k)	No Suspension. Trading in the Common Shares shall not have been suspended on NYSE American or the TSX.

(l)	FINRA. If a FINRA filing is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m)	Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(m), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may have reasonably requested. All such opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such opinions, certificates, letters and other documents as the Agents shall have reasonably requested.

(n)	Approval for Listing. The Placement Shares shall either have been (i) approved for listing on NYSE American, subject only to notice of issuance, and conditionally approved for listing on the TSX or (ii) the Company shall have filed an application for listing of the Placement Shares on the TSX and NYSE American at, or prior to, the issuance of any Placement Notice.

9.	Indemnification and Contribution.

(a)	Company Indemnification. The Company agrees to indemnify and hold harmless each Agent, the directors, officers, partners, employees and agents of each Agent and each person, if any, who controls any Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 9(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which each Agent, or any such person, may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or other federal, provincial or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (i) any untrue statement or alleged untrue statement of a material fact contained in the Canadian Base Prospectus, the Registration Statement or any Prospectus or any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or in any free writing prospectus or in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Placement Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or (ii) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading; provided, however, that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Shares pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance upon and in conformity with written information relating to an Agent and furnished to the Company by such Agent expressly for inclusion in any document as described in clause (i) of this Section 9(a). This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)	Indemnification by the Agents. Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Company and its directors and each officer of the Company that signed the Canadian Base Prospectus and the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Canadian Base Prospectus (or any amendments thereto), the Registration Statement (or any amendments thereto), the Prospectus (or any amendment or supplement thereto) or in any free writing prospectus in reliance upon and in conformity with written information relating to such Agent and furnished to the Company by such Agent expressly for inclusion in any document as described in clause (i) of Section 9(a). This indemnity agreement will be in addition to any liability that the Agents might otherwise have.

(c)	Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)	Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Canadian Base Prospectus and the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agents from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Agent agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(c) hereof. Notwithstanding the foregoing provisions of this Section 9(d), no Agent shall be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of each Agent, will have the same rights to contribution as that party, and each officer and director of the Company who signed the Canadian Base Prospectus and the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c) hereof.

10.	Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

11.	Termination.

(a)	An Agent shall have the right by giving notice as hereinafter specified at any time to terminate this Agreement with respect to itself, but not with respect to any other Agent, if (i) any Material Adverse Effect, or any development that could reasonably be expected to result in a Material Adverse Effect has occurred that, in the reasonable judgment of such Agent, may materially impair the ability of such Agent to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(m), 7(n), 7(o), 7(p) or 7(q) such Agent’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required; or (iii) any other condition of such Agent’s obligations hereunder is not fulfilled, or (iv), any suspension or limitation of trading in the Placement Shares or in securities generally on NYSE American or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 17 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate this Agreement as provided in this Section 11(a), such Agent shall provide the required notice as specified in Section 12 (Notices).

(b)	The Company shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(c)	Each of the Agents shall have the right, by giving ten (10) days’ notice as hereinafter specified, to terminate this Agreement in its sole discretion with respect to itself, but not with respect to any other Agent, at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(d)	Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the earlier of (i) May 24, 2022 and (ii) issuance and sale of all of the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7(h), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(e)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(h), Section 9, Section 10, Section 16 and Section 17 shall remain in full force and effect.

(f)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

12.	Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to the Agents, shall be delivered to:

Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716
Facsimile: (727) 567-8247
Attn: Brad Cole, General Counsel, Global Equities

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, Massachusetts 02110

Email: usecm@cgf.com

Attn: US ECM

BMO Capital Markets Corp.

3 Times Square, 28th Floor,

New York, New York 10036

Attn: Legal Department

Facsimile: (212) 702-1205

H.C. Wainwright & Co., LLC

430 Park Avenue, 3rd Floor

New York, New York 10022

Attn: Chief Executive Officer

Email: notices@hcwco.com

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

(949) 720-5740

Email: RothECM@roth.com

Attn: Nazan Akdeniz

TD Securities (USA) LLC

31 W. 52nd Street, 2nd Floor,

New York, New York 10019

Attn: Ted McGurk

with a copy to (such copy not to constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602
Facsimile: (917) 777-3712
Attn: Ryan Dzierniejko

and to:

Stikeman Elliott LLP

1700 - 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Facsimile: (604) 685-1848

Attn: Neville McClure

and in the case of the Company, be addressed and faxed or delivered to:

MAG Silver Corp.

Suite 770, 800 West Pender

Vancouver, BC

V6C 2V6 Canada

Facsimile: 604-681-0894

Attn: George Paspalas

with a copy to (such copy not to constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West,

Suite 3100, P.O. Box 226

Toronto, ON M5K 1J3

Facsimile: (416) 504-0530

Attn: Christopher J. Cummings

and to:

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, British Columbia V7X 1L3

Facsimile: (604) 631-3309

Attn: Bob Wooder and Kathleen Keilty

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day (as defined below), or, if such day is not a Business Day on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the NYSE American and the TSX and commercial banks in the City of New York and the City of Toronto are open for business.

13.	Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that each Agent may assign its rights and obligations hereunder to an affiliate of such Agent without obtaining the Company’s consent.

14.	Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

15.	Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

16.	Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System at 28 Liberty Street, New York, NY 10005 (together with any successor, the “Agent for Service”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any state or federal court sitting in the City of New York, borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Common Shares shall be outstanding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement (or, in the case of the Company, to the Agent of Service) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

17.	Waiver of Jury Trial. The Company and the Agents each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

18.	Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)	the Agents have been retained solely to act as sales agent in connection with the sale of the Common Shares and that no fiduciary, advisory or agency relationship between the Company and the Agents has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Agent has advised or is advising the Company on other matters;

(b)	the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)	the Company has been advised that the Agents and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Agents have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d)	the Company waives, to the fullest extent permitted by law, any claims it may have against the Agents, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, partners, employees or creditors of the Company.

19.	Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than United States dollars, the Company will indemnify the Agents against any loss incurred by the Agents as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Agents are able to purchase United States dollars with the amount of Judgment Currency actually received by the Agents. If the United States dollars so purchased are greater than the sum originally due to the Agents hereunder, the Agents agree to pay to the Company an amount equal to the excess of the United States dollars purchased over the sum originally due to the Agents. The foregoing indemnity shall constitute a separate and independent obligation of the parties hereto and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

20.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

21.	Definitions. As used in this Agreement, the following term has the meaning set forth below:

(a)	“Applicable Time” means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder.

22.	Currency. As used in this Agreement, “US$” and “United States dollars” means the lawful money of the United States and “C$” and “Canadian dollar” means the lawful money of Canada.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agents.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By: /s/ Jeffrey Fordham
       Name: Jeffrey Fordham
       Title: Managing Director

CANACCORD GENUITY LLC

By: /s/ Jennifer Pardi

       Name: Jennifer Pardi

       Title: Managing Director

BMO Capital Markets Corp.

By: /s/ Phil Capen
       Name: Phil Capen
       Title: Director, Equity Capital Markets

H.C. Wainwright & Co., LLC

By: /s/ Edward D. Silvera
       Name: Edward D. Silvera
       Title: Chief Operating Officer

[Signature Page to Sales Agreement]

Roth Capital Partners, LLC

By: /s/ Joseph Barry
       Name: Joseph Barry
       Title: Managing Director

TD Securities (USA) LLC

By: /s/ Dorian Cochran
       Name: Dorian Cochran
       Title: Managing Director

[Signature Page to Sales Agreement]

ACCEPTED as of the date first-above written:

MAG SILVER CORP.

By: /s/ Larry Taddei
       Name: Larry Taddei
       Title: Chief Financial Officer

[Signature Page to Sales Agreement]

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From: [    ]
Cc:     [    ]
To:     [    ]

Subject:          At the Market Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement among MAG Silver Corp. (the “Company”), Raymond James & Associates, Inc., Canaccord Genuity LLC , BMO Capital Markets Corp., H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC and TD Securities (USA) LLC (the “Agreement”), I hereby request on behalf of the Company that [ ] sell up to [ ] of the Company’s common shares, no par value, at a minimum market price of US$ per share. Sales should begin on the date of this Notice and shall continue until [DATE] [all shares are sold].

SCHEDULE 2

Individuals from Company

George Paspalas & Larry Taddei

Individuals from Raymond James

Gavin McOuat & Jeff Fordham

Individuals from Canaccord

Gunnar Eggertson & Ron Sedran

SCHEDULE 3

Compensation

The Agents shall be paid compensation of 2.75% of the gross proceeds from the sales of Common Shares pursuant to the terms of this Agreement.

SCHEDULE 4

Material Subsidiaries

Name	Jurisdiction of Incorporation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
Minera Los Lagartos, S.A. de C.V.	Mexico	$ 500.00 (five hundred pesos 00/100) Mexican Currency	$48,237,500.00 (forty eight million two hundred thirty seven thousand and five hundred pesos 00/100) Mexican Currency	96,475 shares from which, 100 shares correspond to the minimum fixed portion and the remaining 96,375 shares correspond to the variable portion
Minera Juanicipio, S.A. de C.V.	Mexico	No expression of par value	$5,404,627,000
(Five billion, four hundred four million, six hundred twenty seven thousand pesos
00/100) Mexican
Currency. This
figure does not
include pending
resolutions and
capital issuance
for variable
capital
contributed 2020 in the
amount of pesos
$998,211,780 April 1, 2020.
5,404,627,000 shares of which
22,000
correspond to the
minimum fixed
portion and the remaining
correspond to the
variable portion.
These figures do
not include
pending
resolutions and
capital issuance
for variable
capital of
998,211,780

SCHEDULE 5

Property Rights

s

Exhibit 7(m)

OFFICER CERTIFICATE

The undersigned, the duly qualified and elected Chief Financial Officer of MAG Silver Corp., a corporation existing under the laws of British Columbia, Canada (the “Company”), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(m) of the Sales Agreement dated June 29, 2020 (the “Sales Agreement”) among the Company and Raymond James & Associates, Inc., Canaccord Genuity LLC, BMO Capital Markets Corp., H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC and TD Securities (USA) LLC that to the best of the knowledge of the undersigned:

(i)	the representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By: _______________________________
       Name:
       Title:

Date: _____________________

Exhibit 7(n)(i)

MATTERS TO BE ADDRESSED IN THE COMPANY’S U.S. COUNSEL OPINION

1.	The Sales Agreement (to the extent that execution and delivery are governed by New York law) has been duly executed and delivered by the Company.

2.	The statements in the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

3.	The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements and other financial data included or incorporated by reference in or omitted from either of them, as to which we express no opinion. The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act. We have assumed for purposes of this paragraph, (i) the compliance of the Canadian Prospectus and the documents incorporated by reference therein with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, must be made publicly available in connection with the offering of the Shares. We understand that such matters are covered in the opinion of Blake, Cassels & Graydon LLP furnished to you today.

4.	The issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Sales Agreement. For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 3 above) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Sales Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Sales Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. We express no opinion where the violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

5.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

6.	The Company is not and, after giving effect to the offering and sale of the Shares, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

Exhibit 7(n)(ii)

MATTERS TO BE ADDRESSED IN THE COMPANY’S CANADIAN COUNSEL OPINION

1.	The Company is a validly existing corporation under the laws of the Province of British Columbia and is, according to the British Columbia Registrar of Companies, in good standing thereunder with respect to the filing of annual reports and has all requisite corporate power and capacity to carry on its business as now conducted and as described in the Prospectuses.

2.	The Company has the corporate power and capacity to execute and deliver the ATM Sales Agreement (to the extent that execution and delivery are governed by the laws of the Province of British Columbia) and to perform its obligations set out therein and the ATM Sales Agreement has been duly and validly authorized, executed and delivered by the Company (to the extent that execution and delivery are governed by the laws of the Province of British Columbia).

3.	The execution and delivery of the ATM Sales Agreement, and the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated by the ATM Sales Agreement do not and will not (A) violate or conflict with any provision of the Constating Documents of the Company or (B) conflict with or result in a breach or violation of any applicable corporate law of British Columbia or Applicable Securities Laws, except in the case of (B), such conflicts, breaches and violations that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its respective subsidiaries, taken as a whole.

4.	The Offered Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the ATM Sales Agreement at each Settlement Date, once the Company has received delivery of payment of the purchase price therefor, the Offered Shares will be validly issued and outstanding as fully paid and non-assessable common shares in the authorized share structure of the Company.

5.	On the date hereof, the authorized capital of the Company consists of an unlimited number of common shares, of which 91,193,360 common shares are outstanding.

6.	All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company as required under the Applicable Securities Laws to qualify the distribution of the Offered Shares in the Province of British Columbia in accordance with the terms of the ATM Sales Agreement, through registrants duly registered under the Applicable Securities Laws who have complied with the relevant provisions of such laws.

7.	The Offered Shares have been conditionally approved for listing on the TSX, subject to the Company fulfilling all of the listing requirements of the TSX set forth in the TSX Letter.

8.	The attributes of the Offered Shares are consistent in all material respects with the description thereof contained in the Registration Statement and the Prospectuses.

9.	The Company is a reporting issuer in British Columbia and is not in default of any of its obligations as a reporting issuer in British Columbia.

10.	If the ATM Sales Agreement is sought to be enforced in the Province of British Columbia in the first instance, in a court of competent jurisdiction (a "B.C. Court"):

(a)	a B.C. Court will only take jurisdiction over such an action if it concludes it has territorial competence to do so pursuant to section 3 of the Court Jurisdiction and Proceedings Transfer Act, S.B.C. 2003, c. 28, or if it has a basis for exercising its residual discretion to take jurisdiction pursuant to section 6 of that Act;

(b)	a B.C. Court, despite concluding that it has territorial competence, retains the discretion to decline to take jurisdiction on the following grounds:

i.	the B.C. Court concludes that it should decline to exercise its territorial competence to hear such an action pursuant to section 11 of the Court Jurisdiction and Proceedings Transfer Act on the ground that a court of another state is a more appropriate forum in which to hear the action;

ii.	the B.C. Court concludes that by way of a clause in the ATM Sales Agreement (the "Forum Selection Clause"), the parties have selected the courts of the State of New York as the exclusive jurisdiction for the resolution of any disputes arising out of or relating to the ATM Sales Agreement, the action in question falls within the Forum Selection Clause and that there is no strong cause not to give effect to the Forum Selection Clause.

(c)	a B.C. Court would give effect to the choice of the law of the State of New York ("New York Law") as the governing law of contract claims under the ATM Sales Agreement, provided that such choice of law is bona fide and legal and was not made with a view to avoiding the consequences of the laws of any other jurisdiction, provided that such choice of law is not contrary to public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein ("Public Policy") and provided that such choice of law is not in conflict with any provisions of British Columbia law that have overriding effect or apply notwithstanding New York Law. We have no reason to believe that the choice of New York Law to govern the ATM Sales Agreement (except as to provisions in the ATM Sales Agreement relating to indemnity or contribution, as to which we need express no opinion) is not bona fide, would be contrary to Public Policy, or would conflict with any provisions of British Columbia law that have overriding effect or apply notwithstanding New York Law;

(d)	assuming that the choice of New York Law as the governing law is legally enforceable and binding under New York law, a B.C. Court would, if it took jurisdiction over the action, subject to paragraph (C) above, recognize the choice of New York Law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of British Columbia are to be determined by the proper law of the ATM Sales Agreement (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of the ATM Sales Agreement, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue, expropriatory or penal laws or other laws of a public nature; provided, however, that, in matters of procedure, the laws of the Province of British Columbia will be applied, and a B.C. Court may not enforce an obligation enforceable under New York Law where performance of the obligation would be illegal by the law of the place of performance.

11.	The laws of the Province of British Columbia and the laws of Canada applicable therein permit an action to be brought in a B.C. Court on a final and conclusive judgment in personam of any federal or state court in the State of New York (a "New York Court") that is subsisting and unsatisfied and has not been stayed respecting the enforcement of the ATM Sales Agreement that is not impeachable as void or voidable under New York Law for a sum certain if: (A) the New York Court rendering such judgment had jurisdiction, as determined under British Columbia law, over the judgment debtor and the subject matter of the action. In this context, the B.C. Court would give effect to the provisions of the ATM Sales Agreement whereby the Company submits to the jurisdiction of a New York Court provided that those provisions are legally binding and enforceable under New York Law; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or any order or regulation made by the Governor General in Council under the United Nations Act (Canada) or any order made by the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws or other laws of a public nature; (D) the action to enforce such judgment is commenced within the applicable limitation period; (E) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and (F) no new admissible evidence, right or defence relevant to the action is discovered prior to the rendering of judgment by a B.C. Court. The enforceability of such judgment will be subject to applicable bankruptcy, insolvency, moratorium, arrangement, winding up and other similar laws, affecting the enforcement of the rights of creditors. Under the Currency Act (Canada), a B.C. Court may only give judgment in Canadian dollars. However, pursuant to the Foreign Money Claims Act, R.S.B.C. 1996, c. 155, a B.C. Court must order that the money payable under an order will be that amount of Canadian currency that is necessary to purchase the equivalent amount of a foreign currency at a chartered bank located in British Columbia at the close of business on the conversion date, if the court considers that the person in whose favour the order will be made will be most truly and exactly compensated if all or part of the money payable under the order is measured in a currency other than the currency of Canada. The conversion date under the Foreign Money Claims Act is the last day, before the day on which a payment under the order is made by the judgment debtor to the judgment creditor that said chartered bank quotes a Canadian dollar equivalent to the other currency.